Exhibit 99.1

LOAN AGREEMENT

This Loan Agreement (the "Agreement") is made on 01 / 09 / 2026 (the "Effective Date") by and between:

(1) Seamless Group Inc., incorporated and registered in Cayman Islands with company number 344182 and having its address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Borrower");

(2) Moca Services Limited, a company incorporated under the laws of Hong Kong and having its address at c/o 28/F, Landmark South, 39 Yip Kan Street, Wong Chuk Hang, Hong Kong (the "Lender"); and

(3) Alexander King Ong Kong, an individual with Hong Kong Identity Card Number R463937(4), residing at 19/F, Unit 6, Block B, Fontana Gardens, Ka Ning Path, Tai Hang, Hong Kong (the "Guarantor"),

(each, a "Party" and collectively, the "Parties").

RECITALS

WHEREAS, Borrower desires to borrow from Lender to meet its immediate working capital needs; and

WHEREAS, Borrower desires to borrow an aggregate of up to U.S.$1,500,000 (the "Loan") from the Lender, subject to the terms and conditions of this Agreement; and

WHEREAS, Borrower and Lender desire to outline the business arrangement between them as it relates to the funding of such Loan;

WHEREAS, the Loan will be secured by certain shares in Currenc Group Inc. (NASDAQ:CURR) pursuant to a share mortgage to be entered into between the Lender and Pine Mountain Holdings Limited (the "Mortgagor") on or around the date of this Agreement.

NOW, THEREFORE, in consideration of the recitals, premises and the mutual agreements contained herein, and other good consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. <u>Loan</u>

1.1. Subject to the terms of this Agreement, the Lender hereby agrees to lend, and Borrower hereby accepts, the Loan from Lender and agrees to repay the same plus applicable interest and costs and expenses upon terms and conditions as further set forth in this Agreement and its exhibit.

1.2. As evidence of the Loan, Borrower shall execute and deliver one or more promissory notes (a "Note") payable to Lender in substantially the same form as Exhibit A. In the event of any conflict between the terms of this Agreement and any Note, the terms of this Agreement will prevail.

1.3. The Borrower shall apply all amounts borrowed by it under the Loan for its working capital purposes only. The Lender is not bound to monitor or verify the application of any amount borrowed under this Agreement.

1.4. Borrower shall pay interest to Lender on the Loan from the Closing Date (as defined below) at the non-compounding rate of 10%% per annum, with all accrued interest paid on the earlier of (i) the Maturity Date or (ii) the earlier repayment of the Note.

1.5. Subject to the satisfaction (or waiver by the Lender of) the conditions set out in Clause 6, the Lender shall make the Loan available to Borrower, or such other date as the parties may agree (the "Closing Date") in lawful money of the United States of America or in Tether on Ethereum Main Network (the "USDT"), as mutually agreed by the Borrower and Lender. Subject to Clause 1.6, the Loan plus interest and any and all unpaid costs and/or expenses shall be repaid by Borrower to Lender on or before the date falling three (3) months from the Closing Date, which is extendable in the sole discretion of the Lender (the "Maturity Date").

1.6. The Lender may, at its sole discretion and at any time, serve a written notice on the Borrower to demand immediate repayment of the Loan, after which the Loan shall be immediately due and payable (the "Repayment Notice"). The Borrower shall repay the outstanding amount of the Loan and any interest accrued thereupon immediately, after which this Agreement shall terminate. For the avoidance of doubt, any amount not drawn as of the date of the Repayment Notice or the Maturity Date (as applicable) shall be automatically cancelled.

1.7. Where the Borrower elects to receive the Loan in USDT, the Borrower shall notify the Lender of the wallet address that is capable of receiving the USDT in writing. The Borrower bears the sole responsibility for providing a wallet address that is correct and capable of receiving the USDT. The Borrower and the Lender agree that the Lender shall be deemed to have disbursed the Loan and performed its obligations under this Agreement when it has delivered the Loan to the wallet address specified by the Borrower.

2. Closing

2.1. Subject to the satisfaction of the Conditions (or waiver thereof by the Lender, acting at all times in his sole discretion), the Closing of the Loan shall take place remotely on the Closing Date (the "Closing").

2.2. At the Closing, the Lender shall deliver to the bank account specified in Appendix B or a wallet address specified in Appendix B an amount equal to the Loan to be drawn down by the Lender, as mutually agreed upon between Borrower and Lender. The Lender's obligations at Completion are conditional on the Borrower having delivered its closing deliverables, failing which the Lender shall not be obligated to disburse any portion of the Loan.

2.3. At the Closing, the Borrower shall deliver as closing deliverables: (i) this Agreement duly executed by the Borrower and the Guarantor; (ii) the Note duly executed by Borrower; (iii) the share mortgage to be entered into between the Lender and the Mortgagor in respect of the creation of a mortgage interest (the "Secured Interest") over certain shares in Currenc Group Inc. held by the Mortgagor (such shares, the "Mortgaged Shares" and such mortgage, the "Share Mortgage"), duly executed by Mortgagor and (iv) all documents required to be delivered, and all actions required to be completed, pursuant to and under the Share Mortgage, including those specified in clauses 4.2 and 4.3 of the Share Mortgage.

3. Representations, Warranties and Covenants of Borrower

3.1. The Borrower makes the representations and warranties set out in Clauses 3.2 – 3.9 to the Lender as of the date of this Agreement and on the Closing Date.

3.2. Borrower is a Cayman Islands company in good standing and has the full power and legal authority to conduct its business and to make, deliver and perform this Agreement. Borrower has taken all necessary actions to authorize the execution, delivery and performance of this Agreement, and the borrowing on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any governmental authority or any other person (including persons who are beneficiaries of obligations of Borrower) is required to be obtained or made by or on behalf of Borrower in connection with the execution, delivery, performance, validity or enforceability of this Agreement. This

Agreement has been submitted to, ratified and approved by the Borrower in the manner required by law.

3.3. This Agreement and the Note shall constitute the legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.4. The entry into and the performance by the Borrower of this Agreement (including the use of proceeds): (a) do not and will not violate any requirement of law or obligation of Borrower or permit the acceleration of any obligation of Borrower pursuant to any such obligation; (b) do not and will not conflict with the Borrower's constitutional documents; (c) do not and will not conflict with any agreement or instrument binding on the Borrower; and (d) do not and will not result in, or require, the creation of imposition of any lien on any of Borrower's properties or revenues pursuant to any such requirement of law or obligation other than the security interest granted to the Lender in the Collateral as set forth in this Agreement.

3.5. The Borrower has waived any potential conflict of interest that could otherwise ever be asserted against Lender arising out of matters relating to this Agreement or the Loan.

3.6. The Borrower confirms that: (a) all information and written materials which Borrower has provided or will provide to Lender in connection with the Loan are accurate in all material respects; and (b) to the Borrower's knowledge, Borrower has all the necessary authority to disclose, provide copies and authorize the use of such information and written materials to the Lender. The Lender is hereby authorized by Borrower to use such information and written materials for its evaluation of the Loan by its officers, directors, employees, agents and representatives for internal assessment purposes and for the purpose of inclusion of information and materials to nominees selected by Lender for purposes of syndicating the proposed Loan.

3.7. Borrower will maintain and operate the business in accordance with all applicable laws, regulations, industry and insurance requirements, in each case, in all material respects. Borrower shall obtain and maintain such authorizations, licenses, permits and other governmental or regulatory agency approvals as are required for the performance of this Agreement.

3.8. The Borrower is not insolvent, and there has been no request for, nor has there been issued, any bankruptcy decree against the Borrower, whether temporary or permanent; nor has any legal, administrative or other proceeding concerning the bankruptcy, insolvency, or liquidation of the Borrower been commenced.

3.9. Save as disclosed in writing to the Lender, no litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a material adverse effect on the ability of the Borrower to perform its obligations under this Agreement have (to the best of its knowledge) been started or threatened against it.

4. Representations and Warranties of Guarantor

4.1. The Guarantor makes the representations and warranties set out in Clauses 4.2 to 4.6 to the Lender as of the date of this Agreement and on each day with reference to the facts and circumstances then existing until the Guarantee (as defined below) is discharged.

4.2. The Guarantor is at least 18 years of age and of sound mind.

4.3. The Guarantor has the full power and legal authority to conduct its business and to make, deliver and perform this Agreement. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any governmental authority or any other person (including persons who are beneficiaries of

obligations of Guarantor) is required to be obtained or made by or on behalf of the Guarantor in connection with the execution, delivery, performance, validity or enforceability of this Agreement.

4.4. This Agreement and the Share Mortgage shall constitute the legal, valid and binding obligation of Guarantor or the Mortgagor, enforceable against Guarantor or the Mortgagor in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.5. The entry into and the performance by the Guarantor of this Agreement and by the Mortgagor of the Share Mortgage: (a) do not and will not violate any requirement of law or obligation of Guarantor or the Mortgagor or permit the acceleration of any obligation of Guarantor or the Mortgagor pursuant to any such obligation; and (b) do not and will not conflict with any agreement or instrument binding on the Guarantor or the Mortgagor.

4.6. The Guarantor has entered into this Agreement on a voluntary basis and not on the basis of undue influence or duress. The Guarantor has either (a) sought independent legal advice as to the implications of entering into this Agreement; or (b) made a decision not to seek independent legal advice after considering all relevant facts and circumstances.

5. Representations and Warranties of Lender

5.1. The Lender makes the representations and warranties set out in Clauses 5.2 and 5.3 to the Borrower and the Guarantor as of the date of this Agreement and on the Closing Date.

5.2. Lender has the power and authority, and the legal right, to make, deliver and perform this Agreement and to lend funds to Borrower, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. No consent or authorization of, filing with, notice to or other similar act by or in respect of, any governmental authority or any other person (including persons who are beneficiaries of obligations of Borrower) is required to be obtained or made by or on behalf of Lender in connection with the execution, delivery, performance, validity or enforceability of this Agreement.

5.3. Upon execution, this Agreement and its exhibit shall constitute the legal, valid and binding obligation of Lender, enforceable against Lender in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6. Conditions of Lending

6.1. The Parties agree, as a condition to the Lender making available the Loan to the Borrower, that each of the conditions set out in Clauses 6.2 – 6.6 (collectively, the “Conditions” and each, a “Condition”) are, and will continue to be, satisfied. If any of the Conditions fail to be satisfied while the Loan remains outstanding, the Borrower and the Guarantor acknowledge and agree that the Lender may declare the outstanding portion of the Loan immediately due and payable at any time.

6.2. There being no facts or circumstances giving rise to a material adverse effect on the ability of the Borrower or the Guarantor to perform their respective obligations under this Agreement.

6.3. Each of the representations and warranties made by the Borrower and the Guarantor to the Lender under this Agreement (or in any amendment, modification or supplement hereto or thereto) shall, except to the extent that they relate to a particular date, be true, accurate, complete and not misleading in all material

respects on and as of such date as if made on and as of such date.

6.4. The Borrower having provided the Lender with all material information regarding the financial condition of Borrower. During the term of the Loan, Borrower shall provide quarterly financial reports and make interim financial updates for material events to Lender. Additionally, should a default occur and without prejudice to any other remedy of the Lender under this Agreement or the Share Mortgage, Borrower shall be obligated to provide information on a weekly basis to Lender as the business develops such information and shall provide immediate access to all financial reporting, statements, books and records upon Lender's request. This provision for disclosure shall be considered a material consideration for the provision of this Loan, and Borrower shall be deemed in default of this Agreement should accurate, timely and complete disclosures not occur.

6.5. This Agreement has been submitted to, ratified and approved by the Borrower and by Lender in the manner required by the law of Lender's jurisdiction of incorporation.

6.6. Borrower shall have complied with each and every covenant and agreement applicable to it contained in this Agreement and the Note and no Event of Default shall have occurred and be continuing on such date or after giving effect to the Loan.

7. **Borrower Undertakings**

7.1. Ranking

7.1.1. Save with the written consent of the Lender, the Borrower shall ensure that its payment obligations under this Agreement rank and continue to rank at least pari passu with the claims of all of its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

7.1.2. The Guarantor shall ensure that the Secured Interest has, or will have once entered into, first ranking priority, and the Mortgaged Shares shall not be subject to any security interests other than the Secured Interest.

7.2. Disposals

7.2.1. Save with the written consent of the Lender, the Borrower shall not enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of (a "Disposal") any assets of the Borrower, except with independent third parties and in the ordinary course of business.

7.3. Negative Pledge

7.3.1. Save with the written consent of the Lender or as provided in a Share Mortgage, the Borrower shall not create or permit to subsist any security, quasi-security or other preferential arrangement over any of its assets in a manner that will materially affect or impair the Borrower's obligations under this Agreement.

7.3.2. Save with the written consent of the Lender or as provided in a Share Mortgage, the Guarantor shall not create or permit to subsist any security, quasi-security or other preferential arrangement over any of its assets in a manner that will materially affect or impair the Guarantor's obligations under this Agreement or the Mortgagor's obligations under the Share Mortgage.

8. **Events of Default**

8.1. Each of the following events and circumstances shall be an “Event of Default”:

8.1.1. the Borrower fails to pay (a) any amount of principal payable under the Note when due in accordance with the terms hereof or (b) any interest or fees payable under the Note, in either case within two (2) business days of the date when due in accordance with the terms hereof;

8.1.2. the Borrower defaults in the observance or performance of any other covenant or agreement contained in this Agreement and such default continues for five (5) days after the date that Lender has given written notice to Borrower specifying such default and requiring that it be remedied; or

8.1.3. the Borrower (a) commences any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or the Borrower shall make a general assignment for the benefit of its creditors, or (C) cease doing business in the ordinary course; or (b) is subject to the commencement of any case, proceeding or other action or a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged, unstayed or unbonded for a period of ninety (90) days; or (c) is subject to the commencement of any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for such relief which shall not have been vacated, discharged, stayed or bonded pending appeal within ninety (90) days from the entry thereof; or (d) takes any corporate action in furtherance of, or indicating its consent to, approval of or acquiescence in any of the acts set forth in clause (i), (ii), or (iii) above; or (e) fails to comply with all applicable securities laws, rules or regulations, or exchange rules, or generally be unable to, or shall admit in writing its general inability to, pay its debts as they become due;

8.1.4. any financial indebtedness of the Borrower or the Guarantor (a) is not paid when due nor within any applicable grace period; or (b) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (howsoever described).

8.1.5. it becomes unlawful for the Borrower, the Guarantor or the Mortgagor to perform any of their respective obligations under this Agreement, the Note or the Share Mortgage, or any material obligation of the Borrower or the Guarantor is not or ceases to be legal, valid, binding or enforceable;

8.1.6. the Borrower, the Guarantor and/or the Mortgagor repudiates this Agreement, the Share Mortgage or evidences an intention to repudiate such agreements;

8.1.7. the ordinary shares of Currenc Group, Inc. become delisted by, or are threatened to be delisted by, NASDAQ;

8.1.8. any event or circumstance occurs which the Lender reasonably believes might have a material adverse effect on the ability of the Borrower and/or the Guarantor to perform their respective obligations under this Agreement; or

8.1.9. the Guarantor ceases to control the Borrower.

8.2. On and at any time after the occurrence of an Event of Default, the Lender may, by notice to the Borrower or Guarantor:

8.2.1. declare that all or part of any Loan, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, whereupon it shall be immediately due and payable; and/or

8.2.2. exercise any of its rights under this Agreement, the Note and/or the Share Mortgage without any further notice to the Borrower or the Guarantor.

8.3. The Borrower shall notify the Lender of any Event of Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

9. Guarantee

9.1. The Parties agree that this Clause 9 shall only be effective if (a) the Secured Interest created by the Share Mortgage is or becomes (i) invalid, unenforceable, ineffective, unlawful, defective, unperfected; (ii) *pari passu,* subordinate or junior to any other interest or encumbrance on the Mortgaged Shares; or (iii) the Lender is otherwise unable to, or restricted from, exercising any of its rights or interests in respect of the Mortgaged Shares under the Share Mortgage in full for any reason; or (b) after enforcing against the Mortgaged Shares, there remains any portion of the Loan or accrued interest which remains unpaid.

9.2. In consideration and in inducement of the Lender making available the Loan to the Borrower, the Guarantor hereby irrevocably, unconditionally and absolutely personally guarantees the Guaranteed Obligations in favour of the Lender on demand (the "Guarantee"). The Guarantor's maximum liability for the Guarantee shall be the aggregate of (a) the outstanding amount of the Loan; and (b) any interest accrued or to be accrued (both before and after judgment) from time to time.

9.3. "Guaranteed Obligations" shall mean all of Borrower's obligations under this Agreement and the Note, including the due and prompt payment of such obligations (whether at stated maturity or earlier by acceleration or otherwise), which shall include: (a) all indebtedness, liabilities and other amounts and the due and prompt performance by the Borrower of all obligations to Lender arising under or relating to the terms of this Agreement and/or the Note of every kind, nature or description whatsoever, whether now existing or hereafter arising, whether allowed in any bankruptcy, insolvency, receivership or other similar proceeding, and whether direct or indirect, absolute or contingent, due or to become due, primary or secondary, or joint or several including, without limitation, all reasonable attorneys' fees and expenses (excluding internal legal fees), court costs and all other costs of collection, in each case to the extent that the Borrower becomes liable to Lender for such amounts under the terms of this Agreement and/or the Note (including any extensions, renewals, refinancings or modifications of, or substitutes or replacements for, the Note) and the amount of any payments made to Borrower or another by or on behalf of the Borrower that are recovered from Lender by a trustee, receiver, creditor or other party pursuant to applicable federal or state law, and (b) out-of-pocket costs and expenses (including all reasonable attorneys' fees and expenses (excluding internal legal fees)) incurred in connection with the enforcement of the rights of Lender under this Agreement and/or the Note.

9.4. The Note and the obligations of the Guarantor under the Note constitute an absolute, present and continuing guarantee of payment and performance and not of collectability. The Guarantee shall not be considered as satisfied by any intermediate payment or satisfaction of the whole or any part of the Guaranteed Obligations. It is expressly understood and agreed that the obligations of the Guarantor hereunder are and shall be absolute under any and all circumstances and shall not be subject to any counterclaim, setoff, deduction or defense based upon any claim that the Borrower or the Guarantor may have against Lender. The Guarantor agrees that its liability hereunder shall be direct and immediate as a primary obligation and liability. Lender may, at its option, proceed directly and at once, without notice, against the Guarantor to collect and recover the full amount of the Guarantee, or any portion thereof, without proceeding against the Borrower or any other person or entity.

9.5. Notwithstanding anything to the contrary contained herein, the Lender shall not commence any enforcement action or proceeding against the Guarantor with respect to any obligations under this Agreement or the Note unless and until (A) the Lender has provided written notice to the Borrower and the Guarantor specifying the nature of the Event of Default and (B) a period of five (5) business days has elapsed following the date such notice is deemed given, during which period the Borrower and/or the Guarantor may cure such Event of Default to the reasonable satisfaction of the Lender. If such Event of Default is cured within such ten (10) business day period, the Lender shall not take any enforcement action against the Guarantor with respect to such Event of Default.

9.6. The Lender may without notice to and/or consent of the Guarantor and without affecting the obligations or liabilities of the Guarantor or the Lender's rights against the Guarantor, at any time and at the Lender's sole discretion (a) determine, reduce, limit, restrict, enlarge, vary, accelerate, continue, replace or extend the Loan; (b) amend, vary, extend, increase, reduce, exchange, renew, realise, release, discharge, substitute, give up, abstain from perfecting or enforcing any obligations or liabilities of the Borrower;; and/or (c) do or not to do anything which but for this provision will discharge, reduce or prejudice the obligations or liabilities of the Guarantor under this Agreement.

9.7. Until the whole of the Guaranteed Obligations have been paid, (a) the Guarantor will not exercise any right to prove in the bankruptcy or insolvency of the Borrower and if the Guarantor receives any moneys as a result of the exercise of any such rights, he shall hold them on trust for the Lender and pay them immediately to the Lender; and (b) the Guarantor shall not exercise any right of subrogation, contribution, indemnity, set-off or counterclaim against the Borrower or any right to participate in any other guarantee, collateral or security held by or available to the Lender in respect of the Guaranteed Obligations.

10. <u>Indemnity</u>

10.1. The Borrower shall, within seven (7) days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of or in connection with (i) the occurrence of any Event of Default or funding or making arrangements to fund any Loan; or (ii) a failure by the Borrower to pay any amount due under this Agreement on its due date. The Lender is not obliged to take any steps under this clause if, in the opinion of the Lender (acting reasonably), to do so might be prejudicial to it.

10.2. If the Lender is required to make any payment of or on account of tax on or in relation to any sum received or receivable under this Agreement or the Share Mortgage (including any sum deemed for the purposes of tax to be received or receivable by the Lender whether or not actually received or receivable but excluding any tax assessable on interest income derived from any Loan) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender, the Borrower shall, within three Business Days of demand of the Lender, promptly indemnify the Lender which suffers a loss or liability as a result against such payment or liability, together with any interest, penalties, costs and expenses payable or incurred in connection therewith.

10.3. As a separate and independent obligation from the Guarantee, the Guarantor shall, within seven (7) days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of or in connection with (i) the occurrence of any Event of Default or funding or making arrangements to fund any Loan; and (ii) a failure by the Borrower to pay any amount due under this Agreement on its due date.

11. <u>Amendments and Waivers</u>

11.1. This Agreement and any terms hereof may not be amended, supplemented or modified except pursuant to a writing signed by all of the Parties.

11.2. No failure on the part of the Lender to exercise or to enforce any right given under this Agreement or at law or any custom or practice of the Lender at variance with the terms of this Agreement will constitute a waiver of the Lender's rights under this Agreement or operate so as to prevent the exercise or enforcement of any such right at any time.

12. Notices

12.1. All notices, requests and demands to or upon the respective parties hereto be effective shall be in writing (including by fax and/or e-mail) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered: (i) by hand, upon receipt or (ii) three (3) days after being deposited in the mail, postage prepaid, or (ii) in the case of facsimile transmission notice, when received (with confirmation of receipt), or (iii) in the case of delivery by a nationally recognized overnight courier, when received, in each case addressed to such addresses or fax number set out below.

If notice is given to Lender:

Moca Services Limited
c/o 28/F, Landmark South
39 Yip Kan Street, Wong Chuk Hang
Hong Kong

jamiiquoc@animocabrands.com with a copy to jareds@animocabrands.com

If notice is given to the Borrower and/or the Guarantor:

Alexander King Ong Kong, Director
Seamless Group Inc.
Unit B&D, 13/F, Lee & Man Commercial Centre, 169 Electric Road, North Point, Hong Kong

alex@currencgroup.com with a copy to legal@currencgroup.com

13. Successors and Assigns

13.1. Neither the Borrower nor the Guarantor may assign its rights or obligations under this Agreement or any Note without the consent of Lender. Lender may assign its interests in this Agreement or any Note issued hereunder. This Agreement shall be binding upon and inure to the benefit of Borrower and Lender and their respective successors and permitted assigns.

14. Governing Law

14.1. This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted in accordance with the laws of Hong Kong, without regard to any conflicts of law provisions.

15. Severance

15.1. If any provision of this Agreement is held by a court or arbitrators of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions will nevertheless continue in full force and effect without being impaired or invalidated in any way.

16. Entire Agreement

16.1. This Agreement constitutes the entire agreement of the Parties and supersedes all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied)

of the Parties with respect to the subject matter hereof.

17. Remedies and Waivers

17.1. No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under a this Agreement shall operate as a waiver of any such right or remedy or constitute an election to affirm this Agreement. No election to affirm this Agreement on the part of the Lender shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement and the Share Mortgage are cumulative and not exclusive of any rights or remedies provided by law.

18. Costs

18.1. Each party shall be responsible for their respective costs and expenses incurred in relation to the negotiation and execution of this Agreement.

19. Counterparts

19.1. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement. In the event that any signature is delivered by facsimile transmission or by email delivery of a ".pdf" or other similar format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile page or ".pdf" signature was an original thereof.

20. Dispute Resolution

20.1. Any dispute, controversy, difference, or claim arising out of or relating to this Deed, including the existence, validity, interpretation, performance, breach, or termination thereof, or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the HKIAC under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be one (1). The arbitration proceedings shall be conducted in English.

21. Continuing Assurances

21.1. The Borrower and the Guarantor shall, whenever and as often as reasonably requested to do so by the Borrower, execute, acknowledge and deliver or cause to be executed, acknowledged or delivered, any and all agreements and instruments as may be necessary, expedient or proper to carry out the intent and purposes of this Agreement, providing that the requesting party shall bear the cost and expense of such further agreements or documents (except that the parties shall bear their respective attorneys' fees and costs).

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The parties have executed this Bridge Loan Agreement as of the date first above written.

LENDER:

Moca Services Limited

By: /s/ Yat Siu
Name: Yat Siu
Title: Director

BORROWER:

Seamless Group Inc.

By: /s/ Alexander King Ong Kong
Name: Alexander King Ong Kong
Title: Director

GUARANTOR:

By: /s/ Alexander King Ong Kong
Name: Alexander King Ong Kong